Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Vermilion Energy Trust - Second quarter results for the three and six month periods ended June 30, 2008

     CALGARY, Aug. 8 /CNW/ - Vermilion Energy Trust ("Vermilion" or the
"Trust") (TSX - VET.UN) is pleased to report interim operating and unaudited financial results for the three and six month periods ended June 30, 2008.

     Second Quarter Highlights:

     <<
     -   Recorded production of 33,743 boe/d in the second quarter of 2008 as compared to 33,072 boe/d in the first quarter of 2008. The majority of the gain was related to Australian production, which had been reduced by normal seasonal cyclone related and planned shutdowns in the first quarter. Canadian production volumes were also slightly higher resulting from well completion and workover activity in the second quarter. France production was lower due to normal declines and a delayed start to planned workover activity.

     -   Generated record fund flows from operations of $190.3 million
         ($2.50 per unit) in the second quarter of 2008 compared to
         $119.4 million ($1.59 per unit) in the first quarter of 2008.
         Commodity price increases, combined with higher production were the primary drivers, while sales from oil inventory near the end of the quarter accounted for approximately $20 million in additional fund flows from operations. Second quarter 2008 fund flows from operations were more than double the level recorded in the second quarter of
         2007, driven by stronger commodity prices and a 9% year over year increase in production.

     -   Vermilion distributed $0.57 per unit in the quarter. Distributions declared were equivalent to 21% of fund flows from operations (17%, net of contributions from Vermilion's Distribution Reinvestment Plan or "DRIP") representing the lowest cash payout ratio in its peer group of oil and gas income trusts. Since converting to a trust in
         January 2003, Vermilion has distributed more than 95% of the initial unit price at the time of conversion.

     -   Vermilion continued an ongoing workover and recompletion program in
         Canada. Vermilion also expanded its natural gas handling capacity in the Drayton Valley area to provide for future drilling and third party processing demands.

     -   Reduced net debt by approximately $112 million from $397 million at
         March 31, 2008 to $285 million at June 30, 2008 which is equivalent to approximately 0.4 times annualized second quarter 2008 fund flows from operations.

     -   Total payout including net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred was 34% of fund flows from operations in the second quarter of 2008 compared to 67% in the second quarter of 2007. Historically,
         Vermilion has maintained a total payout less than or equal to fund flows from operations. Given the strong commodity price environment, the Trust is generating fund flows from operations that exceed the requirements needed to sustain its business model. Accordingly,
         Vermilion has suspended the DRIP until further notice. The DRIP, designed to provide investors with an incentive to receive additional units in lieu of distributions, was resulting in unnecessary dilution to existing unitholders.

     -   On Tuesday, August 5, 2008, Verenex Energy Inc, in which Vermilion holds a 42.4% equity interest, released the results of a third party resource assessment of contingent and prospective oil and gas resources in Verenex's Libyan concession, confirming the
         establishment of a world class resource base in Area 47. In summary, the aggregate estimate of gross contingent resources and risked mean estimate of gross prospective resources is approximately 1.6 billion barrels of oil equivalent.
     >>

     Conference Call and Webcast Details:

     Vermilion will discuss these results in a conference call to be held on
Friday, August 8, 2008. The conference call will begin at 9:00 AM MST (11:00
AM EST). To participate, you may call toll free 1-800-732-6179 or
1-416-644-3416 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21275805 followed by the pound "No." key. The replay will be available until midnight eastern time on August 22, 2008. You may also listen to the webcast by clicking
     http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2320560

     <<
     HIGHLIGHTS

     Financial ($000's CDN       Three Months Ended          Six Months Ended
      except unit and          June 30,     June 30,     June 30,     June 30,
      per unit amounts)           2008         2007         2008         2007
     -------------------------------------------------------------------------
     Petroleum and natural
      gas revenue           $  341,405   $  164,862   $  570,864   $  313,670
     Fund flows from
      operations               190,347       85,101      309,743      161,039
       Per unit, basic(1)         2.50         1.18         4.07         2.23
     Capital expenditures       31,180       32,044       68,569       71,798
     Acquisitions, including
      acquired working
      capital deficiency           900      129,099       45,428      129,225
     Net debt                                            285,034      446,180
     Reclamation fund
      contributions and
      asset retirement
      costs incurred             1,142          381        2,291        1,217
     Cash distributions
      per unit                    0.57         0.51         1.14         1.02
     Distributions declared     39,767       33,669       78,842       66,876
       Less DRIP                 7,794        8,950       18,453       16,684
       Net distributions        31,973       24,719       60,389       50,192
       % of fund flows
        from operations
        distributed, gross         21%          40%          25%          42%
       % of fund flows
        from operations
        distributed, net           17%          29%          19%          31%
     Total net distributions,
      capital expenditures,
      reclamation fund
      contributions and
      asset retirement
      costs incurred        $   64,295   $   57,144   $  131,249   $  123,207
       % of fund flows
        from operations            34%          67%          42%          77%
     Trust units
      outstanding(1)
       Adjusted basic                                 76,801,309   72,964,796
       Diluted                                        79,021,095   76,304,261
     Weighted average
      trust units
      outstanding(1)
       Adjusted basic                                 76,026,235   72,230,913
       Diluted                                        77,750,414   74,804,398
     Unit trading
       High                                           $    45.50   $    37.35
       Low                                            $    31.00   $    30.33
       Close                                          $    44.25   $    36.00
     -------------------------------------------------------------------------
     Operations
     -------------------------------------------------------------------------
     Production
       Crude oil (bbls/d)       18,366       17,142       18,034       16,042
       Natural gas liquids
        (bbls/d)                 1,674        1,422        1,603        1,400
       Natural gas
        (mcf/d)                 82,218       74,114       82,618       75,406
       Boe/d (6:1)              33,743       30,916       33,407       30,010
     Average reference
      price
       WTI ($US/bbl)        $   123.98   $    65.03   $   110.94   $    61.65
       Brent ($US/bbl)          121.38        68.76       109.14        63.26
       AECO ($CDN/mcf)           10.21         7.07         9.06         7.23
       Netherlands
        reference (Euro/GJ)       7.13         4.96         6.84         5.26
       Foreign exchange
        rate ($US/$CDN)           0.99         0.91         0.99         0.88
       Foreign exchange
        rate (Euro/$CDN)          0.63         0.68         0.65         0.66
     Average selling price
       Crude oil and natural
        gas liquids
        ($CDN/bbl)              142.97        68.12       118.86        66.59
       Natural gas
        ($CDN/mcf)               10.78         7.38         9.71         7.58
     Netbacks per boe (6:1)
       Operating netback         78.18        38.96        64.28        38.69
       Fund flows netback        61.99        30.25        50.94        29.65
       Operating costs      $    10.78   $     9.91   $    10.93   $    10.15
     -------------------------------------------------------------------------
     (1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
     >>

     The above table includes non-GAAP measures which may not be comparable to other companies. Please see "Non-GAAP Measures" under MD&A section for further discussion.

     OUTLOOK

     Vermilion achieved record second quarter operating results and fund flows from operations that reflects strong operational performance combined with robust commodity prices. Second half results will be impacted by normal declines and a voluntary curtailment of production in the Netherlands.
Accordingly, despite the higher than expected production in the first half of the year, Vermilion is maintaining production guidance of between 32,000 and
33,000 boe/d for 2008.
     Vermilion has shut-in approximately 1,000 boe/d of production in the
Harlingen area of the Netherlands as it investigates the accuracy of recent surface subsidence measurements. Vermilion's approved production licence at
Harlingen contains surface subsidence limitations. Measurements are routinely taken over a representative area of the field. Recent measurements suggest subsidence may be greater than expected and questions the accuracy of
Vermilion's subsidence forecast model. Vermilion, in full cooperation with regulators, has agreed to voluntarily halt production in the affected areas until further study can be completed to better understand the subsidence in question and to more accurately predict future subsidence.
     Other Vermilion production in the Netherlands will not be affected, nor are the future drilling plans. Vermilion is taking a strong, proactive approach to address this situation. Vermilion expects to submit a revised production plan for approval for certain parts of the field in the fourth quarter of 2008. Vermilion will reinstate the production in question once we have full approval from regulators which will occur once the issue surrounding subsidence is understood by all impacted parties and a revised production permit has been approved. We believe a portion of the production could be reinstated by year-end 2008 with the timing regarding the balance unknown at this point.
     Production in France was impacted by higher well downtime associated with a much higher than expected well repair frequency and a number of pipeline failures in the Chaunoy field. Volumes in the latter part of the second quarter rebounded significantly as the well repair queue was reduced and pipelines in Chaunoy were repaired. The pace of workovers increased late in the second quarter of 2008 and should offset any further declines from the
France properties over the balance of the year. Drilling activities, originally scheduled for the third quarter have been delayed until the fourth quarter due to rig availability.
     In Australia, Vermilion expects the start of the two well infill development drilling program in the Wandoo Field will be pushed back to
December, delaying completion and tie-in to the end of the first quarter of
2009. The production expected from these wells was not included in previous guidance figures and this delay should not impact Vermilion's 2008 operational results.

     Verenex Energy Inc.

     The Trust currently holds approximately 18.8 million shares representing a 42.4% equity interest in Verenex Energy Inc. Verenex is a Canada-based, international oil and gas exploration and production company with a world-class exploration portfolio in the Ghadames Basin in Libya. Verenex is the operator and holds a 50% working interest in Area 47 in Libya. Under the
EPSA terms for Area 47, Verenex would receive an initial production allocation
(free of all taxes and royalties) of 6.85% in any commercial development scheme. Vermilion expects to benefit from its equity position in Verenex while significantly limiting capital risk to its unitholders.
     Verenex continues to announce positive test results from its Libyan exploration program. Recent announcements include the confirmation of an extensive pool in the southern portion of Area 47 in Block 2 as evidenced by four successful wells drilled into the same structure. The Company has also announced its first new discovery in the northern portion of its concession in
Block 4, confirming the presence of the target formations in the northern portion of Area 47. In total, Verenex has tested seven exploration wells and one appraisal well for an aggregate total of more than 90,000 barrels of oil per day. The company expects to have drilled and tested a total of 19 to 20 wells in Libya by the end of 2008.
     On August 5, 2008, Verenex released an assessment by DeGolyer and
MacNaughton ("DM"), a worldwide petroleum consulting firm, of the Company's portfolio of discoveries and exploration prospects in Area 47 effective
February 1, 2008. This initial assessment reflects information available at the end of January 2008 including drilling results from seven Verenex wells and exploration prospects and leads mapped utilizing extensive seismic coverage in Area 47 including 3D and 2D seismic shot by Verenex in 2006. As previously announced on July 23, 2008, Verenex has since drilled and cased an additional six wells (13 wells in total) and shot additional 3D and 2D seismic in late 2007 and early 2008. These more recent results have not as yet been reflected in the resource assessment. The assessment conforms to Canadian
Securities National Instrument 51-101 Standards of Disclosure for Oil and Gas
Activities.
     A full copy of Verenex's announcement, including a summary of the assessment is addended at the end of this press release.

     Financial Strength

     Vermilion's balance sheet continues to get stronger, a reflection of the commodity price environment over the first half of the year combined with the
Trust's conservative and sustainable business model. Total net debt at the end of the quarter was only $285 million and this total is expected to be further reduced over the balance of the year absent an acquisition. The net debt figure does not take into account Vermilion's equity position in Verenex which at June 30, 2008 had a market value of approximately $153 million. This balance sheet strength provides Vermilion with the ability to actively pursue acquisition opportunities and, where successful, close these opportunities with little or no equity thereby retaining all of the accretion for existing unitholders. Vermilion continues to evaluate global acquisition opportunities.
In case Vermilion is unsuccessful in attaining a significant acquisition over the next six months, the Trust will be reviewing effective means of returning excess fund flows to unitholders.
     Vermilion's strong financial position, significant portfolio of organic growth opportunities and value creation approach to the business will continue to reward unitholders. Management and directors own approximately 10% of the issued and outstanding units including exchangeable shares aligning their interest with unitholders.

     MANAGEMENT'S DISCUSSION AND ANALYSIS
     ------------------------------------

     The following is Management's Discussion and Analysis (MD&A) dated
August 6, 2008 of Vermilion's operating and financial results as at and for the three and six month periods ended June 30, 2008 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2008 and the Trust's audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with accompanying notes, as contained in the Trust's 2007 Annual Report.

     NON-GAAP MEASURES

     This report includes non-GAAP ("Generally Accepted Accounting
Principles") measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.
     "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the
Trust's ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust's ability to generate cash that is not subject to short-term movements in operating working capital. As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs. The most directly comparable GAAP measure is cash flows from operating activities. Fund flows from operations is reconciled to cash flows from operating activities below:

     <<
     ($000's)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Cash flows from
      operating activities  $  184,174   $   95,997   $  348,901   $  185,233
       Changes in non-cash
        operating working
        capital                  5,031      (11,277)     (41,449)     (25,411)
       Asset retirement
        costs incurred           1,142          381        2,291        1,217
     -------------------------------------------------------------------------
     Fund flows from
      operations            $  190,347   $   85,101   $  309,743   $  161,039
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     "Acquisitions, including acquired working capital deficiency" is the sum of "Acquisition of petroleum and natural gas properties" and "Corporate acquisition, net of cash acquired" as presented in the Trust's consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency, is reconciled below:

     <<
     ($000's)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Acquisition of
      petroleum and natural
      gas properties
      from consolidated
      statements of cash
      flows                 $      900   $  120,788   $   45,428   $  120,914
     Corporate acquisition,
      net of cash acquired
      from consolidated
      statements of cash
      flows                          -            -            -            -
     Working capital
      deficiencies acquired
      from investments
      and acquisitions
      (see financial
      statement notes for
      relevant period)               -        8,311            -        8,311
     -------------------------------------------------------------------------
     Acquisitions, including
      acquired working
      capital deficiency    $      900   $  129,099   $   45,428   $  129,225
     -------------------------------------------------------------------------
     >>

     "Net debt" is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

     <<
                                              As at        As at        As at
                                            June 30, December 31,     June 30,
     ($000's)                                  2008         2007         2007
     -------------------------------------------------------------------------
     Long-term debt                      $  286,672   $  452,490  $   448,177
     Current liabilities                    245,628      150,620      160,337
     Current assets                        (247,266)    (186,252)    (162,334)
     -------------------------------------------------------------------------
     Net debt                            $  285,034   $  416,858  $   446,180
     -------------------------------------------------------------------------
     >>

     "Cash distributions per unit" represents actual cash distributions paid per unit by the Trust during the relevant periods.
     "Net distributions" is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution
Reinvestment Plan ("DRIP"). Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions. Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

     <<
     ($000's)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Distributions
      declared              $   39,767   $   33,669   $   78,842   $   66,876
     Issue of trust
      units pursuant
      to the distribution
      reinvestment plan         (7,794)      (8,950)     (18,453)     (16,684)
     -------------------------------------------------------------------------
     Net distributions      $   31,973   $   24,719   $   60,389   $   50,192
     -------------------------------------------------------------------------
     >>

     "Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred" is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust's consolidated statements of cash flows: "Drilling and development of petroleum and natural gas properties", "Contributions to reclamation fund" and "Asset retirement costs incurred." This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

     <<
     ($000's)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Distributions
      declared              $   39,767   $   33,669   $   78,842   $   66,876
     Issue of trust
      units pursuant
      to the distribution
      reinvestment plan         (7,794)      (8,950)     (18,453)     (16,684)
     Drilling and
      development of
      petroleum and
      natural gas
      properties                31,180       32,044       68,569       71,798
     Contributions to
      reclamation fund               -            -            -            -
     Asset retirement
      costs incurred             1,142          381        2,291        1,217
     -------------------------------------------------------------------------
                            $   64,295   $   57,144   $  131,249   $  123,207
     -------------------------------------------------------------------------
     >>

     "Netbacks" are per-unit of production measures used in operational and capital allocation decisions.
     "Adjusted basic trust units outstanding" and "Adjusted basic weighted average trust units outstanding" are used in the per unit calculations on the
Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information. "Diluted trust units outstanding" is the sum of "Adjusted basic trust units outstanding" plus outstanding awards under the Trust's Unit Rights Incentive Plan and the Trust
Unit Award Incentive Plan, based on current performance factor estimates.
These measures are reconciled to the relevant GAAP measures below:

     <<
                                                           As at        As at
                                                         June 30,     June 30,
                                                            2008         2007
     -------------------------------------------------------------------------
     Trust units outstanding                          69,836,829   66,218,901
     Trust units issuable pursuant
      to exchangeable shares outstanding               6,964,480    6,745,895
     -------------------------------------------------------------------------
     Adjusted basic trust units outstanding           76,801,309   72,964,796
     -------------------------------------------------------------------------
     Potential trust units issuable pursuant
      to unit compensation plans                       2,219,786    3,339,465
     -------------------------------------------------------------------------
     Diluted trust units outstanding                  79,021,095   76,304,261
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                           As at        As at
                                                         June 30,     June 30,
                                                            2008         2007
     -------------------------------------------------------------------------
     Basic weighted average trust units
      outstanding                                     69,059,361   65,485,018
     Trust units issuable pursuant to
      exchangeable shares outstanding                  6,966,874    6,745,895
     -------------------------------------------------------------------------
     Adjusted basic weighted average trust
      units outstanding                               76,026,235   72,230,913
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     FORWARD-LOOKING INFORMATION

     This document contains forward-looking financial and operational information as to the Trust's internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expects",
"projects", "anticipates" and similar expressions. These statements represent management's expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

     OPERATIONAL ACTIVITIES

     Canada
     ------

     In Canada, Vermilion's activities were focused on workovers and recompletions as well as the expansion of the gas gathering and compression facilities in the West Pembina area. No wells were drilled during the quarter.
The drilling program for the second half of 2008 began July 2, 2008, with plans to drill in the Drayton Valley and Utikuma areas until break-up 2009.
Vermilion will also participate in selective partner operated coalbed methane drilling in Central Alberta.

     France
     ------

     In France, activity focused on a significant number of well repairs
(mainly pump replacements) related to several causes including extended shut-in periods, summer electrical storm activity and waterflood optimization efforts. This activity tied up the workover rigs, limiting other workover and recompletion activity during the quarter. Well work during the second half of the year will focus primarily on workovers, stimulations and recompletions, which should offset production declines.
     A 43 square kilometre 3D seismic program at Cazaux was completed during the quarter. This information is expected to improve the number and quality of drillable prospects available to Vermilion in this field. Vermilion continues to refurbish the main storage tanks at the Ambes terminal and expects to complete this work by year-end.

     Netherlands
     -----------

     Activities in the Netherlands focused on permitting new wells for the
2009 drilling program. Subject to receipt of all approvals, Vermilion hopes to drill 4 to 5 wells in the Netherlands next year beginning in the second quarter.

     Australia
     ---------

     Australia operations were focused on drilling preparations for later this year. This included the installation of a small platform extension to accommodate new well templates as well as the installation of subsea templates. Vermilion's safety case was submitted to regulators and a rig contract was signed in mid-July.

     PRODUCTION

     Average production in Canada during the second quarter of 2008 was
4,368 bbls/d of oil and NGLs and 51.3 mmcf/d of natural gas (total
12,915 boe/d) compared to 4,165 bbls/d of oil and NGLs and 51.4 mmcf/d of natural gas (total 12,730 boe/d) in the first quarter of 2008. A steady drilling program scheduled for the second half of 2008 should mitigate declines from our Canadian operations.
     Production in France averaged 8,536 boe/d in the second quarter of 2008, slightly below the 8,800 boe/d produced in the first quarter of 2008. Workover activity levels are expected to increase in the second half of 2008 and are expected to sustain production over the balance of the year at slightly improved levels. A higher level of drilling activity in 2009 should have a positive impact on production next year.
     Production in the Netherlands averaged 4,980 boe/d in the second quarter of 2008, slightly below first quarter 2008 production of 5,096 boe/d.
Approximately 1,000 boe/d of production was voluntarily shut-in at Harlingen in mid-July and will remain shut-in until a new production permit is obtained from regulators. Vermilion is working closely with regulators to determine the source of the discrepancy between projected subsidence figures and measured subsidence. Vermilion hopes to submit a new permit that would allow at least a partial reinstatement of production before year-end 2008.
     Australia production averaged 7,312 boe/d in the second quarter of 2008 as compared to 6,446 boe/d in the first quarter of 2008. Second quarter production was for the most part uninhibited, with only modest interruptions for facility maintenance and repairs. Production over the balance of the year should reflect normal base declines.

     <<
     -------------------------------------------------------------------------
                         Three Months Ended            Six Months Ended
                           June 30, 2008                 June 30, 2008
                         Oil  Natural                 Oil  Natural
                      & NGLs    Gas   Total        & NGLs     Gas   Total
                     (bbls/d)(mmcf/d)(boe/d)    % (bbls/d) (mmcf/d)(boe/d)  %
     -------------------------------------------------------------------------
     Canada            4,368  51.28   12,915   38   4,267   51.33  12,822  38
     France            8,334   1.21    8,536   25   8,469    1.19   8,668  26
     Netherlands          26  29.72    4,980   15      22   30.10   5,038  15
     Australia         7,312      -    7,312   22   6,879       -   6,879  21
     -------------------------------------------------------------------------
     Total Production 20,040  82.21   33,743  100  19,637   82.62  33,407 100
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                        Three Months Ended            Six Months Ended
                          June 30, 2007                 June 30, 2007
                        Oil  Natural                 Oil   Natural
                     & NGLs     Gas    Total      & NGLs     Gas    Total
                    (bbls/d) (mmcf/d) (boe/d)   % (bbls/d) (mmcf/d)(boe/d)  %
     -------------------------------------------------------------------------
     Canada            4,091   49.56  12,351   40   4,098   48.64  12,205  41
     France            9,001    1.32   9,221   30   8,449    1.16   8,642  29
     Netherlands          32   23.23   3,904   13      58   25.61   4,326  14
     Australia         5,440       -   5,440   17   4,837       -   4,837  16
     -------------------------------------------------------------------------
     Total Production 18,564   74.11  30,916  100  17,442   75.41  30,010 100
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     FINANCIAL OVERVIEW

     During the three and six month periods ended June 30, 2008 the Trust generated fund flows from operations of $190.3 million and $309.7 million, respectively. For the same periods in 2007 the Trust generated fund flows from operations of $85.1 million and $161.0 million, respectively. The increase in fund flows from operations of $105.2 million and $148.7 million for the three and six month periods ended June 30, 2008 versus the corresponding periods in the prior year is largely the result of the dramatic year over year increase in commodity prices combined with an increase in production levels. The GAAP measure, cash flows from operating activities similarly increased year over year to $184.2 million and $348.9 million for the three and six month periods ended June 30, 2008 versus $96.0 million and $185.2 million for the same periods in 2007.
     These levels of fund flows from operations have allowed Vermilion to further strengthen its financial position and at June 30, 2008 the Trust's net debt was $285.0 million which represents a decrease of 31.6% from the net debt of $416.9 million at December 31, 2007. The Trust's long-term debt has decreased to $286.7 million at June 30, 2008 from $452.5 million at
December 31, 2007. At June 30, 2008 Vermilion's net debt represented less than half of annualized fund flows from operations.
     For the six months ended June 30, 2008 total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 42% versus 77% for the corresponding period in the prior year. The year over year decrease in this metric relates to the significant increase in fund flows from operations associated with commodity price and production increases.

     CAPITAL EXPENDITURES

     Total capital spending, including acquisitions for the three and six month periods ended June 30, 2008 was $32.1 million and $114.0 million, respectively (three and six month periods ended June 30, 2007, $152.8 million and $192.7 million, respectively). The year over year decrease in second quarter capital spending mostly relates to the acquisition of the remaining
40% interest in the Wandoo Field in Australia for cash consideration of
$117.9 million that closed in June 2007. On a year to date basis, the decrease in capital spending is associated with higher spending in 2007 related to the aforementioned Australian acquisition partially offset by the first quarter
2008 purchase of $44.1 million of producing properties in the Drayton Valley area.
     Non-acquisition related capital spending has remained relatively consistent year over year.

     <<
     ($000's)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Land                   $    1,519   $      572   $    1,973   $    1,072
     Seismic                     4,468            -        7,481          335
     Drilling and
      completion                 2,518       13,729       17,038       29,725
     Production equipment
      and facilities            15,497       12,292       27,789       25,596
     Recompletions               4,676        2,340        7,500        7,975
     Other                       2,502        3,111        6,788        7,095
     -------------------------------------------------------------------------
                                31,180       32,044       68,569       71,798
     Acquisitions
      (excluding acquired
      working capital
      deficiency)                  900      120,788       45,428      120,914
     -------------------------------------------------------------------------
     Total                  $   32,080   $  152,832   $  113,997   $  192,712
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     REVENUE

     Revenue for the three and six month periods ended June 30, 2008 was
$341.4 million and $570.9 million, respectively (three and six month periods ended June 30, 2007, $164.9 million and $313.7 million, respectively).
     Vermilion's combined crude oil and NGL price was $142.97 per boe in the second quarter of 2008, an increase of 110% over the $68.12 per boe reported in the second quarter of 2007. The natural gas price realized was $10.78 per mcf in the second quarter of 2008 compared to $7.38 per mcf in the second quarter of 2007, a 46% increase year over year. The prices realized in 2008 reflect the dramatic year over year increase in oil and gas reference prices coupled with a significant draw down of Vermilion's oil inventory. Higher realized prices and increased production resulted in higher revenue year over year.

     <<
     ($000's except per boe and per mcf)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Crude oil & NGLs       $  260,718   $  115,081   $  424,820   $  210,236
     Per boe                $   142.97   $    68.12   $   118.86   $    66.59
     Natural gas                80,687       49,781      146,044      103,434
     Per mcf                $    10.78   $     7.38   $     9.71   $     7.58
     -------------------------------------------------------------------------
     Petroleum and
      natural gas
      revenue               $  341,405   $  164,862   $  570,864   $  313,670
     -------------------------------------------------------------------------
     Per boe                $   111.19   $    58.60   $    93.89   $    57.75
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     DERIVATIVE INSTRUMENTS

     Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following financial derivatives in place at June 30, 2008:

     <<

     Risk Management: Oil          Funded Cost    bbls/d              US$/bbl
     -------------------------------------------------------------------------
     Collar - WTI
       Q3 2008                     US$0.28/bbl       250      $70.00 - $90.00
       Q4 2008                     US$0.50/bbl       250      $69.00 - $90.00
     Collar - BRENT
       Q3 2008                     US$0.25/bbl       500      $66.40 - $82.00
       Q3 2008                     US$0.25/bbl       500      $66.60 - $82.00
       Q3 2008                     US$0.19/bbl       250      $65.00 - $90.00
       Q4 2008                     -                 500      $68.20 - $81.00
       2009                        US$1.00/bbl       500    $100.50 - $200.00
     Call Spread - BRENT
       2009 - 2011                 US$5.73/bbl       700      $65.00 - $85.00
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Risk Management: Natural Gas  Funded Cost      GJ/d                C$/GJ
     -------------------------------------------------------------------------
     Put - AECO
       July - October 2008            $0.35/GJ     2,500                $9.30
       July - October 2008            $0.32/GJ     2,500                $9.55
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The impact of Vermilion's economic hedging program through the second quarter of 2008 decreased fund flows netbacks by $1.34 per boe ($1.94 per boe in the quarter) as the price of oil exceeded the ceiling of the Trust's collars. This compares to a hedging gain of $0.09 per boe in the first six months of 2007 ($0.11 per boe loss in the quarter).

     ROYALTIES

     Royalties for the three and six month periods ended June 30, 2008 were
$18.35 per boe and $15.30 per boe, respectively (three and six month periods ended June 30, 2007, $7.32 per boe and $7.05 per boe, respectively). As a percent of sales for the three and six months ended June 30, 2008, royalties were 16.5% and 16.3%, respectively (three and six months ended June 30, 2007,
12.5% and 12.2% respectively).
     In Australia, royalties are reduced by capital reinvestment in the country and the year over year increase in Australian royalties as a percent of revenue is largely due to reduced levels of capital activity in that country in the first half of 2008. Royalties in Canada, which are paid on a sliding scale basis, increased year over year on a per boe basis due to the impact of higher commodity prices. In France, royalties increased on a per boe basis and decreased as a percent of revenue as a portion of the royalties in
France are levied on a per unit of production basis. Production in the
Netherlands is not subject to royalties.

     <<
     ($000's except per boe and per mcf)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Crude oil & NGLs       $   46,520   $   13,980   $   75,100   $   24,858
     Per boe                $    25.51   $     8.28   $    21.01   $     7.87
     Natural gas                 9,840        6,610       17,923       13,432
     Per mcf                $     1.32   $     0.98   $     1.19   $     0.98
     -------------------------------------------------------------------------
     Royalties              $   56,360   $   20,590   $   93,023   $   38,290
     -------------------------------------------------------------------------
     Per boe                $    18.35   $     7.32   $    15.30   $     7.05
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     OPERATING COSTS

     Operating costs per boe for the three and six month periods ended
June 30, 2008 were $10.78 and $10.93, respectively (three and six month periods ended June 30, 2007, $9.91 and $10.15, respectively). Canadian operating costs have increased on a per boe basis for the three and six months ended June 30, 2008 as a result of a favorable adjustment to equalization provisions that was realized during the second quarter of 2007 which reduced operating costs in that comparative period. Canadian operating costs per boe have decreased versus the first quarter of 2008 due to lower levels of spending on chemicals, electrical power and wages. Operating costs per boe in
France have increased slightly for the quarter and year to date periods versus the same periods in the prior year and have remained at relatively consistent levels since the fourth quarter of 2007. Australian operating costs have decreased for the quarter and year to date periods compared to the prior year as a result of decreased levels of diesel consumption as a Wandoo A platform well continued to produce fuel gas. In the Netherlands, operating costs on a per boe basis have remained relatively consistent year over year.

     <<
     ($000's except per boe and per mcf)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Crude oil & NGLs       $   20,099   $   18,346   $   39,781   $   34,848
     Per boe                $    11.02   $    10.86   $    11.13   $    11.04
     Natural gas                12,998        9,545       26,671       20,284
     Per mcf                $     1.74   $     1.42   $     1.77   $     1.49
     -------------------------------------------------------------------------
     Operating              $   33,097   $   27,891   $   66,452   $   55,132
     -------------------------------------------------------------------------
     Per boe                $    10.78   $     9.91   $    10.93   $    10.15
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     TRANSPORTATION

     Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines
(referred to as "the Hub") whereas the majority of Vermilion's Canadian oil production is sold at the wellhead. In France, the majority of Vermilion's transportation costs are comprised of shipping charges incurred in the
Aquitaine Basin where oil production is transported by tanker from the Ambes terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo
B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion's production in these countries.
     Transportation costs in France continue to be higher than historic levels as a result of the oil spill at the Ambes Terminal that occurred in January
2007. In early March 2008, Vermilion resumed transporting crude to the Ambes terminal via pipeline and all trucking operations ceased. As a result of the limited capacity of the storage tank rented at the terminal, a vessel has been retained on a full-time basis and serves as a temporary storage tank when not transporting product to the refinery. Transportation costs in France are relatively consistent year over year and will continue to be higher than pre-January 2007 levels until full resumption of terminal operations occurs.

     <<
     ($000's except per boe)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Transportation         $    5,949   $    6,480   $   12,400   $   10,615
     -------------------------------------------------------------------------
     Per boe                $     1.94   $     2.30   $     2.04   $     1.95
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     GENERAL AND ADMINISTRATION EXPENSES

     General and administration expenses per boe for the three and six month periods ended June 30, 2008 were $2.33 and $1.99, respectively (three and six month periods ended June 30, 2007, $1.69 and $1.91, respectively). The increase per boe from 2007 is associated with increased staffing levels and employee retention costs partially offset by increased levels of production.

     <<
     ($000's except per boe)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     General and
      administration        $    7,153   $    4,743   $   12,086   $   10,383
     -------------------------------------------------------------------------
     Per boe                $     2.33   $     1.69   $     1.99   $     1.91
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     UNIT BASED COMPENSATION EXPENSE

     Non-cash unit based compensation expense for the three and six month periods ended June 30, 2008 was $4.3 million and $9.3 million, respectively
(three and six month periods ended June 30, 2007, $4.0 million and
$9.4 million, respectively). For 2008, this expense relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Award Incentive Plan. The 2007 figures also include expense associated with the Trust Unit Rights Incentive Plan, the value of which had been fully amortized by December 31, 2007 resulting in no expense for this plan being recognized in 2008. Total unit based compensation expense has remained relatively consistent for the three and six month periods ended June 30, 2008 compared with the same periods of the prior year.

     <<
     ($000's except per boe)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Unit based
      compensation          $    4,349   $    4,024   $    9,250   $    9,416
     -------------------------------------------------------------------------
     Per boe                $     1.42   $     1.43   $     1.52   $     1.73
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     INTEREST EXPENSE

     Interest expense for the three and six month periods ended June 30, 2008 was $5.1 million and $11.3 million, respectively (three and six month periods ended June 30, 2007, $4.7 million and $9.3 million, respectively). The increase in interest expense for the quarter and year to date periods in 2008 versus 2007 is a result of higher weighted average debt levels. The Trust's interest rates have decreased slightly year over year.

     <<
     ($000's except per boe)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Interest               $    5,134   $    4,735   $   11,274   $    9,348
     -------------------------------------------------------------------------
     Per boe                $     1.67   $     1.68   $     1.85   $     1.72
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

     Depletion, depreciation and accretion expenses per boe for the three and six month periods ended June 30, 2008 were $21.22 and $20.99, respectively
(three and six month periods ended June 30, 2007, $18.69 and $18.08, respectively). Depletion, depreciation and accretion rates for the quarter and year to date periods in 2008 have increased slightly from the rates per boe for the same periods in 2007.

     <<
     ($000's except per boe)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Depletion,
      depreciation and
      accretion             $   65,151   $   52,560   $  127,637   $   98,224
     -------------------------------------------------------------------------
     Per boe                $    21.22   $    18.69   $    20.99   $    18.08
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     TAXES

     Current taxes per boe for the three and six month periods ended June 30,
2008 were $13.58 and $10.29, respectively (three and six month periods ended
June 30, 2007, $3.23 and $4.26, respectively). The increase relates to higher revenues associated with the strengthening of commodity prices.

     <<
     ($000's except per boe)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Current taxes          $   41,697   $    9,078   $   62,568   $   23,146
     -------------------------------------------------------------------------
     Per boe                $    13.58   $     3.23   $    10.29   $     4.26
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     FOREIGN EXCHANGE

     During the six month period ended June 30, 2008, a combined realized and unrealized foreign exchange loss of $25.2 million was recorded (six month period ended June 30, 2007, gain of $11.7 million). The combined loss through
June 30, 2008 is comprised of a realized gain of $4.8 million and an unrealized non-cash loss of $30.0 million. The year to date unrealized loss is related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations. Since December 31, 2007, the Canadian dollar weakened significantly against the Euro resulting in this unrealized loss.

     <<
     ($000's except per boe)
     -------------------------------------------------------------------------
                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Foreign exchange
      (gain) loss           $   (2,381)  $  (12,190)  $   25,249   $  (11,676)
     -------------------------------------------------------------------------
     Per boe                $    (0.77)  $    (4.33)  $     4.16   $    (2.15)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     EARNINGS

     Net earnings for the three and six month periods ended June 30, 2008 were
$102.3 million or $1.47 per unit and $128.5 million or $1.86 per unit, respectively (three and six month periods ended June 30, 2007, $41.1 million or $0.62 per unit and $72.4 million or $1.11 per unit, respectively). The increase in earnings is associated with higher commodity price levels and production.

     LIQUIDITY AND CAPITAL RESOURCES

     Vermilion's net debt as at June 30, 2008 was $285.0 million compared to
$416.9 million as at December 31, 2007.
     As at June 30, 2008, the Trust had an unsecured covenant-based credit facility allowing for maximum borrowings of $675 million. The revolving period under the facility is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers'
acceptance loans.
     Through the second quarter of 2008, Vermilion purchased shares in Verenex
Energy Inc. ("Verenex") for total consideration of $0.6 million. After reflecting these additional shares, Vermilion owns 18.8 million shares representing 42.4% of the outstanding shares of Verenex.
     On May 14, 2008, Vermilion suspended the distribution reinvestment plan indefinitely. This suspension was effective June 16, 2008 and was the result of continued high commodity prices resulting in fund flows from operations that are in excess of the level needed to sustain the Trust's business model.
Cash flows from financing activities for the three and six month periods ended
June 30, 2008 included cash flows related to the issuance of trust units pursuant to the distribution reinvestment plan of $7.8 million and
$18.5 million, respectively.

     RECLAMATION FUND

     Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.
Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust's assets will be substantially funded when the costs are expected to be incurred.

     ASSET RETIREMENT OBLIGATION

     At June 30, 2008, Vermilion's asset retirement obligation was
$188.0 million compared to $163.4 million as at December 31, 2007. The increase is due mostly to the impact of foreign exchange rate changes on non-Canadian dollar denominated obligations. When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which Vermilion has operations to assist in estimating its asset retirement obligations.

     DISTRIBUTIONS

     Vermilion maintained monthly distributions at $0.19 per unit for the six months ended June 30, 2008 and declared distributions totalling $78.8 million compared to $66.9 million for the same period in 2007.
     Since inception, the Trust has declared $693.6 million in distributions to unitholders as compared to unitholders' capital of $432.2 million at
June 30, 2008.

     <<
     Sustainability of Distributions
     -------------------------------

     ($000's)
     -------------------------------------------------------------------------
                          Three Months   Six Months
                                 Ended        Ended   Year Ended   Year Ended
                               June 30,     June 30,      Dec 31,      Dec 31,
                                  2008         2008         2007         2006
     -------------------------------------------------------------------------
     Cash flows from
      operating activities  $  184,174   $  348,901   $  349,890   $  306,033
     Net earnings           $  102,289   $  128,485   $  164,286   $  146,923
     Distributions declared $   39,767   $   78,842   $  136,389   $  130,638
     Excess of cash flows
      from operating
      activities over
      cash distributions
      declared              $  144,407   $  270,059   $  213,501   $  175,395
     Excess of net
      earnings over cash
      distributions
      declared              $   62,522   $   49,643   $   27,897   $   16,285
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments.

     UNITHOLDERS' EQUITY

     During the six month period ended June 30, 2008, approximately
2.5 million units were issued pursuant to the conversion of exchangeable shares, the Trust's bonus plan, the Trust's unit based compensation programs and unitholders' participation in the distribution reinvestment plan.
Unitholders' capital increased during the same period by $34.3 million as a result of the issuance of those units and by $16.9 million as a result of contributed surplus transfer related to unit based compensation plans.
     As at July 28, 2008 there were 69,837,101 trust units outstanding.

     NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

     The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.
     Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period.
As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.
     As at June 30, 2008 there were 4.3 million exchangeable shares outstanding at an exchange ratio of 1.60362 whereby 7.0 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time.
All outstanding exchangeable shares must be redeemed on or before January 22,
2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares.
Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

     CRITICAL ACCOUNTING ESTIMATES

     The Trust's financial and operating results contain estimates made by management in the following areas:

     <<
     i.   Capital expenditures are based on estimates of projects in various stages of completion;
     ii.  Revenues, royalties and operating costs include accruals based on estimates of management;
     iii. Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
     iv.  Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
     v.   Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
     vi.  The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize; and
     vii. Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.
     >>

     NEW ACCOUNTING POLICIES

     On January 1, 2008, the Trust adopted Section 1535, "Capital
Disclosures"; Section 3862, "Financial Instruments - Disclosures"; and Section
3863, "Financial Instruments - Presentation". The adoption of these standards did not impact the amounts reported in the Trust's consolidated financial statements however, it did result in additional note disclosures relating to the Trust's capital structure and financial instruments.
     On January 1, 2008, the Trust adopted Section 3031, "Inventories." The adoption of this standard did not impact the Trust's consolidated financial statements.

     OFF BALANCE SHEET ARRANGEMENTS

     The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of
June 30, 2008.
     The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust's banking syndicate.
     The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

     DISCLOSURE CONTROLS AND PROCEDURES

     There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

     INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION

     On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards ("IFRS") from
Canadian GAAP will be January 1, 2011 for publically accountable enterprises such as Vermilion.
     Vermilion has created an internal IFRS transition team to oversee the
Trust's adoption of IFRS and the services of a large international public accounting firm have been retained to assist the Trust in its conversion program. Through the end of 2008 the Trust anticipates that it will continue to research areas of difference between IFRS and Canadian GAAP and in 2009 the
Trust will design and implement policies and processes allowing for the preparation of both IFRS and Canadian GAAP financial statements in 2010 providing for comparative financial statements after the official changeover in 2011.

     <<
     ABBREVIATIONS

     API       American Petroleum Institute
     bbls      barrels
     bbls/d    barrels per day
     bcf       billion cubic feet
     boe       barrel of oil equivalent
     boe/d     barrel of oil equivalent per day
     CBM       coalbed methane
     GJ        gigajoules
     $m        thousands of dollars
     $mm       millions of dollars
     mbbls     thousand barrels
     mboe      thousand barrels of oil equivalent
     mcf       thousand cubic feet
     mcf/d     thousand cubic feet per day
     mmboe     million barrels of oil equivalent
     mmcf      million cubic feet
     mmcf/d    million cubic feet per day
     MW        megawatt
     NGLs      natural gas liquids
     NPV       net present value
     WTI       West Texas Intermediate

     NETBACKS (6:1)
                                  Three Months                    Six Months
                             Ended June 30, 2008           Ended June 30, 2008
     -------------------------------------------------------------------------
     Trust               Oil &   Natural               Oil &   Natural
     Financial          NGLs       Gas     Total      NGLs       Gas     Total
     Information       $/bbl     $/mcf     $/boe     $/bbl     $/mcf     $/boe
     -------------------------------------------------------------------------

     Canada
     Price          $115.35   $ 10.85   $ 82.08   $104.31   $  9.40   $ 72.34
     Realized
      hedging
      gain or loss        -         -         -         -         -         -
     Royalties       (19.68)    (2.10)   (15.00)   (18.29)    (1.92)   (13.75)
     Transportation   (1.48)    (0.23)    (1.43)    (1.37)    (0.20)    (1.24)
     Operating costs (10.30)    (1.57)    (9.73)   (11.10)    (1.65)   (10.31)
     -------------------------------------------------------------------------
     Operating
      netback       $ 83.89   $  6.95   $ 55.92   $ 73.55   $  5.63   $ 47.04
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     France
     Price          $144.41   $ 11.51   $142.62   $116.41   $ 10.66   $115.20
     Realized
      hedging
      gain or loss    (7.85)        -     (7.66)    (5.29)        -     (5.16)
     Royalties        (6.53)    (0.34)    (6.42)    (6.04)    (0.13)    (5.92)
     Transportation   (5.62)        -     (5.49)    (6.17)        -     (6.03)
     Operating costs  (9.95)    (3.37)   (10.20)    (9.82)    (3.43)   (10.07)
     -------------------------------------------------------------------------
     Operating
      netback       $114.46   $  7.80   $112.85   $ 89.09   $  7.10   $ 88.02
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Netherlands
     Price          $112.14   $ 10.65   $ 64.14   $103.52   $ 10.21   $ 61.43
     Operating costs      -     (1.95)   (11.67)        -     (1.91)   (11.43)
     -------------------------------------------------------------------------
     Operating
      netback       $112.14   $  8.70   $ 52.47   $103.52   $  8.30   $ 50.00
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Australia
     Price          $157.93   $     -   $157.93   $130.96   $     -   $130.96
     Royalties       (50.71)        -    (50.71)   (41.21)        -    (41.21)
     Operating costs (12.71)        -    (12.71)   (12.80)        -    (12.80)
     -------------------------------------------------------------------------
     Operating
      netback      $  94.51   $     -   $ 94.51   $ 76.95   $     -   $ 76.95
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total Trust
     Price          $142.97   $ 10.78   $111.19   $118.86   $  9.71   $ 93.89
     Realized
      hedging
      gain or loss    (3.26)        -     (1.94)    (2.28)        -     (1.34)
     Royalties       (25.51)    (1.32)   (18.35)   (21.01)    (1.19)   (15.30)
     Transportation   (2.66)    (0.15)    (1.94)    (2.96)    (0.12)    (2.04)
     Operating costs (11.02)    (1.74)   (10.78)   (11.13)    (1.77)   (10.93)
     -------------------------------------------------------------------------
     Operating
      netback       $100.52   $  7.57   $ 78.18   $ 81.48   $  6.63   $ 64.28
     -------------------------------------------------------------------------
     General and
      administration                      (2.33)                        (1.99)
     Interest                             (1.67)                        (1.85)
     Foreign exchange                      1.39                          0.79
     Current taxes                       (13.58)                       (10.29)
     -------------------------------------------------------------------------
     Fund flows netback                 $ 61.99                       $ 50.94
     -------------------------------------------------------------------------
     Depletion,
      depreciation
      and accretion                      (21.22)                       (20.99)
     Future income taxes                  (0.09)                         0.16
     Other income or loss                 (0.19)                         0.26
     Foreign exchange                     (0.62)                        (4.95)
     Non-controlling
      interest -
      exchangeable shares                 (3.31)                        (2.05)
     Equity in affiliate                  (0.04)                        (0.02)
     Unrealized gain or
      loss on derivative
      instruments                         (1.79)                        (0.70)
     Fair value of unit
      compensation                        (1.42)                        (1.52)
     -------------------------------------------------------------------------
     Earnings netback                   $ 33.31                       $ 21.13
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                      Three       Six
                     Months    Months
                      Ended     Ended
                       June      June
                      30/07     30/07
     ---------------------------------
     Trust
     Financial        Total     Total
     Information      $/boe     $/boe
     ---------------------------------
     Canada
     Price          $ 52.50   $ 52.05
     Realized
      hedging
      gain or loss    (0.08)    (0.11)
     Royalties       (10.09)   (10.18)
     Transportation   (0.64)    (0.67)
     Operating costs  (8.08)    (8.57)
     ---------------------------------
     Operating
      netback       $ 33.61   $ 32.52
     ---------------------------------
     ---------------------------------
     France
     Price          $ 75.21   $ 69.55
     Realized
      hedging
      gain or loss    (0.25)     0.48
     Royalties        (4.87)    (4.91)
     Transportation   (6.86)    (5.84)
     Operating costs  (9.26)    (9.24)
     ---------------------------------
     Operating
      netback       $ 53.97   $ 50.04
     ---------------------------------
     ---------------------------------
     Netherlands
     Price          $ 43.39   $ 46.92
     Operating costs (11.78)   (11.85)
     ---------------------------------
     Operating
      netback       $ 31.61   $ 35.07
     ---------------------------------
     ---------------------------------
     Australia
     Price          $ 55.20   $ 60.70
     Royalties       (10.44)    (9.28)
     Operating costs (13.84)   (14.24)
     ---------------------------------
     Operating
      netback       $ 30.92   $ 37.18
     ---------------------------------
     ---------------------------------
     Total Trust
     Price          $ 58.60   $ 57.75
     Realized
      hedging
      gain or loss    (0.11)     0.09
     Royalties        (7.32)    (7.05)
     Transportation   (2.30)    (1.95)
     Operating costs  (9.91)   (10.15)
     ---------------------------------
     Operating
      netback       $ 38.96   $ 38.69
     ---------------------------------
     General and
      administration  (1.69)    (1.91)
     Interest         (1.68)    (1.72)
     Foreign exchange (2.11)    (1.15)
     Current taxes    (3.23)    (4.26)
     ---------------------------------
     Fund flows
      netback       $ 30.25   $ 29.65
     ---------------------------------
     Depletion,
      depreciation
      and accretion  (18.69)   (18.08)
     Future income
      taxes           (0.57)     1.76
     Other income
      or loss         (0.01)     0.11
     Foreign
      exchange         6.44      3.30
     Non-controlling
      interest -
      exchangeable
      shares          (1.50)    (1.36)
     Equity in
      affiliate       (0.28)    (0.15)
     Unrealized
      gain or
      loss on
      derivative
      instruments      0.38     (0.15)
     Fair value
      of unit
      compensation    (1.43)    (1.73)
     ---------------------------------
     Earnings
      netback       $ 14.59   $ 13.35
     ---------------------------------
     ---------------------------------
     The above table includes non-GAAP
     measures which may not be
     comparable to other companies.
     Please see "Non-GAAP Measures"
     under MD&A section for further
     discussion.

     Consolidated Balance Sheets
     ($000's unaudited)

                                                         June 30, December 31,
                                                            2008         2007
     -------------------------------------------------------------------------

     Assets

     Current
       Cash and cash equivalents (Note 13)            $   60,089   $   47,868
       Accounts receivable                               169,292      119,645
       Crude oil inventory                                 3,392       11,033
       Derivative instruments (Note 10)                        -           37
       Prepaid expenses and other                         14,493        7,669
     -------------------------------------------------------------------------
                                                         247,266      186,252
     Derivative instruments (Note 10)                     12,734        9,515
     Long-term investments (Note 12)                      66,875       63,128
     Goodwill                                             19,840       19,840
     Reclamation fund (Note 4)                            57,346       57,928
     Capital assets                                    1,335,582    1,331,460
     -------------------------------------------------------------------------
                                                      $1,739,643   $1,668,123
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities

     Current
       Accounts payable and accrued liabilities       $  170,360   $  128,858
       Distributions payable to unitholders               13,269       12,794
       Derivative instruments (Note 10)                   14,886        7,450
       Income taxes payable                               47,113        1,518
     -------------------------------------------------------------------------
                                                         245,628      150,620
     Long-term debt (Note 5)                             286,672      452,490
     Asset retirement obligation (Note 4)                187,950      163,374
     Future income taxes                                 225,536      205,702
     -------------------------------------------------------------------------
                                                         945,786      972,186
     -------------------------------------------------------------------------
     Non-controlling interest - exchangeable
      shares (Note 7)                                     79,696       68,576
     -------------------------------------------------------------------------

     Unitholders' Equity

       Unitholders' capital (Note 6)                     432,165      380,941
       Contributed surplus (Note 6)                       20,978       29,211
       Retained earnings                                 261,018      217,209
     -------------------------------------------------------------------------
                                                         714,161      627,361
     -------------------------------------------------------------------------
                                                      $1,739,643   $1,668,123
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Consolidated Statements of Earnings, Comprehensive Income and
     Retained Earnings
     ($000's except unit and per unit amounts, unaudited)

                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------

     REVENUE
       Petroleum and natural
        gas revenue         $  341,405   $  164,862   $  570,864   $  313,670
       Royalties               (56,360)     (20,590)     (93,023)     (38,290)
     -------------------------------------------------------------------------
                               285,045      144,272      477,841      275,380
     -------------------------------------------------------------------------
     EXPENSES AND OTHER
       Operating                33,097       27,891       66,452       55,132
       Transportation            5,949        6,480       12,400       10,615
       Unit based
        compensation (Note 8)    4,349        4,024        9,250        9,416
       Loss (gain) on
        derivative
        instruments (Note 10)   11,449         (758)      12,402          305
       Interest                  5,134        4,735       11,274        9,348
       General and
        administration           7,153        4,743       12,086       10,383
       Foreign exchange
        (gain) loss             (2,381)     (12,190)      25,249      (11,676)
       Other income or
        expense                    595           38       (1,597)        (600)
       Depletion,
        depreciation and
        accretion               65,151       52,560      127,637       98,224
     -------------------------------------------------------------------------
                               130,496       87,523      275,153      181,147
     -------------------------------------------------------------------------
     EARNINGS BEFORE INCOME
      TAXES AND OTHER ITEMS    154,549       56,749      202,688       94,233
     -------------------------------------------------------------------------
     INCOME TAXES
       Future                      288        1,606         (952)      (9,557)
       Current                  41,697        9,078       62,568       23,146
     -------------------------------------------------------------------------
                                41,985       10,684       61,616       13,589
     -------------------------------------------------------------------------
     OTHER ITEMS
       Non-controlling
        interest -
        exchangeable
        shares (Note 7)         10,160        4,231       12,466        7,410
       Loss related to
        equity method
        investment                 115          784          121          837
     -------------------------------------------------------------------------
                                10,275        5,015       12,587        8,247
     -------------------------------------------------------------------------
     NET EARNINGS AND
      COMPREHENSIVE INCOME     102,289       41,050      128,485       72,397
     -------------------------------------------------------------------------
     Retained earnings,
      beginning of period      198,496      187,452      217,209      190,824
     Distributions
      declared (Note 6)        (39,767)     (33,669)     (78,842)     (66,876)
     Unit-settled
      distributions on
      vested unit based
      awards (Note 6)                -            -       (5,834)      (1,512)
     -------------------------------------------------------------------------
     RETAINED EARNINGS,
      END OF PERIOD         $  261,018   $  194,833   $  261,018   $  194,833
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NET EARNINGS PER TRUST
      UNIT(NOTE 9):
       Basic                $     1.47   $     0.62   $     1.86   $     1.11
       Diluted              $     1.44   $     0.60   $     1.81   $     1.07
     -------------------------------------------------------------------------

     WEIGHTED AVERAGE TRUST
      UNITS OUTSTANDING
      (NOTE 9):
       Basic                69,725,750   65,927,540   69,059,361   65,485,018
       Diluted              78,116,563   75,112,732   77,750,414   74,804,398
     -------------------------------------------------------------------------

     Consolidated Statements of Cash Flows
     ($000's unaudited)

                                 Three Months Ended          Six Months Ended
                               June 30,     June 30,     June 30,     June 30,
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------

     OPERATING
       Net earnings         $  102,289   $   41,050   $  128,485   $   72,397
       Adjustments:
         Depletion,
          depreciation and
          accretion             65,151       52,560      127,637       98,224
         Change in
          unrealized gains
          and losses and
          accruals relating
          to derivative
          contracts (Note 10)    5,499       (1,062)       4,254          816
         Unit based
          compensation           4,349        4,024        9,250        9,416
         Loss related to
          equity method
          investment               115          784          121          837
         Unrealized foreign
          exchange loss
          (gain)                 1,901      (18,130)      30,079      (17,904)
         Non-controlling
          interest -
          exchangeable
          shares                10,160        4,231       12,466        7,410
         Change in
          unrealized gains
          and losses and
          accruals included
          in other income or
          expense relating
          to investments           595           38       (1,597)        (600)
         Future income taxes       288        1,606         (952)      (9,557)
     -------------------------------------------------------------------------
                               190,347       85,101      309,743      161,039
       Asset retirement
        costs incurred          (1,142)        (381)      (2,291)      (1,217)
       Changes in non-cash
        operating working
        capital                 (5,031)      11,277       41,449       25,411
     -------------------------------------------------------------------------
     Cash flows from
      operating activities     184,174       95,997      348,901      185,233
     -------------------------------------------------------------------------

     INVESTING
       Drilling and
        development of
        petroleum and
        natural gas
        properties             (31,180)     (32,044)     (68,569)     (71,798)
       Acquisition of
        petroleum and
        natural gas
        properties (Note 3)       (900)    (120,788)     (45,428)    (120,914)
       Long-term investment          -            -         (627)           -
       Changes in non-cash
        investing working
        capital                 (6,443)      (5,180)      (1,726)      (8,843)
     -------------------------------------------------------------------------
     Cash flows used in
      investing activities     (38,523)    (158,012)    (116,350)    (201,555)
     -------------------------------------------------------------------------

     FINANCING
       Increase (decrease)
        in long-term debt     (215,849)      66,910     (168,850)      92,129
       Issue of trust units
        for cash                   816        1,388        3,740        3,122
       Issue of trust units
        pursuant to the
        distribution
        reinvestment plan        7,794        8,950       18,453       16,684
       Cash distributions      (39,714)     (33,561)     (78,367)     (66,619)
       Changes in non-cash
        financing working
        capital                      -          329            -          193
     -------------------------------------------------------------------------
     Cash flows from or used
      in financing
      activities              (246,953)      44,016     (225,024)      45,509
     -------------------------------------------------------------------------
     Foreign exchange gain
      (loss) on cash in
      foreign currencies        (4,871)      (3,096)       4,694       (3,055)
     -------------------------------------------------------------------------
     Net change in cash and
      cash equivalents        (106,173)     (21,095)      12,221       26,132
     Cash and cash
      equivalents, beginning
      of period                166,262       74,177       47,868       26,950
     -------------------------------------------------------------------------
     Cash and cash
      equivalents, end of
      period                $   60,089   $   53,082   $   60,089   $   53,082
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Supplementary
      information - cash
      payments
       Interest paid        $    3,719   $    4,348   $    9,761   $    9,349
       Income taxes paid    $   10,376   $   19,683   $   16,973   $   25,770
     -------------------------------------------------------------------------

     Notes to the Consolidated Financial Statements
     For the three and six month periods ended June 30, 2008 and 2007
     ($000's except unit and per unit amounts, unaudited)

     1.  BASIS OF PRESENTATION

         The consolidated financial statements of Vermilion Energy Trust (the
         "Trust" or "Vermilion") include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with
         Canadian Generally Accepted Accounting Principles ("GAAP") on a
         consistent basis with the audited consolidated financial statements for the year ended December 31, 2007 except as disclosed in Note 2 below. These interim consolidated financial statements do not include all disclosures required in annual financial statements and should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2007 included in the Trust's 2007 Annual Report.

     2.  NEW ACCOUNTING POLICIES

         On January 1, 2008, the Trust adopted Section 1535, "Capital
         Disclosures"; Section 3862, "Financial Instruments - Disclosures";
         and Section 3863, "Financial Instruments - Presentation". The
         adoption of these standards did not impact the amounts reported in the Trust's consolidated financial statements, however, it did result in additional note disclosures relating to the Trust's capital structure and financial instruments (see notes 14 and 15).

         On January 1, 2008, the Trust adopted Section 3031, "Inventories."
         The adoption of this standard did not impact the Trust's consolidated financial statements.

     3.  INVESTMENTS AND ACQUISITIONS

         On January 31, 2008, the Trust completed an acquisition of gas producing assets and gross-overriding royalties on oil producing properties for cash consideration of $44.1 million.

         The purchase price relating to this asset purchase was allocated as follows:

         Capital assets                                           $    46,057
         Asset retirement obligation                                   (1,931)
         ---------------------------------------------------------------------
         Total consideration                                      $    44,126
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         During the three and six month periods ended June 30, 2008, the Trust also acquired $0.9 million and $1.3 million of other petroleum and natural gas properties, respectively.

     4.  ASSET RETIREMENT OBLIGATION

         The asset retirement obligation was determined based on the estimated future costs and timing to reclaim the Trust's net interest in all wells and facilities. The Trust has estimated the net present value of its asset retirement obligations to be $188.0 million as at
         June 30, 2008 (December 31, 2007 - $163.4 million) based on a total undiscounted future liability after inflation adjustment of
         $640.7 million (December 31, 2007 - $579.4 million). These payments are expected to be made over the next 48 years with most arising within the next 15 to 37 years. The Trust used a credit adjusted risk free rate of 8% and inflation rates of between 1.5% and 2.0% to calculate the present value of the asset retirement obligation.

         The following table reconciles the changes in the Trust's asset retirement obligation:

                                                        June 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Carrying amount, beginning of period       $   163,374   $   127,494
         Increase in liabilities in the period            2,322        12,936
         Disposition of liabilities in the period        (2,291)       (4,055)
         Change in estimate                               3,960        27,240
         Accretion expense                                7,112        10,067
         Foreign exchange                                13,473       (10,308)
         ---------------------------------------------------------------------
         Carrying amount, end of period             $   187,950   $   163,374
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         The Trust has set aside funds for the future payment of its estimated asset retirement obligations. The following table reconciles the
         Trust's reclamation fund investments:

                                                        June 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Cash and short-term investments,
          at fair value                             $    11,693   $    10,838
         Equity and debt securities, at fair value       45,653        47,090
         ---------------------------------------------------------------------
                                                    $    57,346   $    57,928
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         A portion of the cash and short-term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

     5.  LONG-TERM DEBT

         As at June 30, 2008 the Trust had an unsecured, covenant-based credit facility allowing for maximum borrowings of $675 million. The revolving period under the facility is expected to expire in June
         2009 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers'
         acceptance loans.

     6.  UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS

                                                         Number
                                                       of Units        Amount
         ---------------------------------------------------------------------
         Trust Units
           Unlimited number of trust units
            authorized to be issued
         Balance as at December 31, 2006             64,708,194   $   321,035
           Distribution reinvestment plan             1,082,868        35,992
           Issued on conversion of exchangeable
            shares                                        2,143            70
           Unit rights exercised and issuance of
            units on vesting of trust unit award
            plan grants                               1,477,278         7,045
           Transfer from contributed surplus for
            unit based awards                                 -        14,592
           Trust units issued for bonus plan             23,039           695
           Unit-settled distributions on vested
            unit based awards                            41,905         1,512
         ---------------------------------------------------------------------
         Balance as at December 31, 2007             67,335,427   $   380,941
         ---------------------------------------------------------------------
           Distribution reinvestment plan               521,839        18,453
           Issued on conversion of exchangeable
            shares                                      179,157         5,714
           Unit rights exercised and issuance of
            units on vesting of trust unit award
            plan grants                               1,630,943         3,740
           Transfer from contributed surplus for
            unit based awards                                 -        16,886
           Trust units issued for bonus plan             18,555           597
           Unit-settled distributions on vested
            unit based awards                           150,908         5,834
         ---------------------------------------------------------------------
         Balance as at June 30, 2008                 69,836,829   $   432,165
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                                                        June 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Contributed Surplus
         Opening balance                            $    29,211   $    30,513
           Unit compensation expense (excluding
            bonus plan)                                   8,653        13,290
           Transfer to unitholders' capital for
            unit based awards                           (16,886)      (14,592)
         ---------------------------------------------------------------------
         Ending balance                             $    20,978   $    29,211
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Distributions declared to unitholders for the three and six month periods ended June 30, 2008 were $39.8 million and $78.8 million, respectively (2007 - $33.7 million and $66.9 million, respectively).
         Distributions are determined by the Board of Directors in accordance with the Trust indenture and are paid monthly.

     7.  NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

         Upon conversion to a Trust, 6.0 million exchangeable shares of
         Vermilion Resources Ltd. (the "Company") were issued. The
         exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares must be converted to trust units by that time.

         The conversion of exchangeable shares occurs based on the exchange ratio which is adjusted monthly to reflect the distributions paid on trust units. Cash distributions are not paid on exchangeable shares.

         The non-controlling interest on the consolidated balance sheets consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statements of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

                                                        June 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Exchangeable Shares
         Opening number of exchangeable shares        4,457,473     4,458,919
           Exchanged for trust units                   (114,499)       (1,446)
         ---------------------------------------------------------------------
         Ending balance                               4,342,974     4,457,473
           Ending exchange ratio                        1.60362       1.55595
         ---------------------------------------------------------------------
         Trust units issuable upon conversion         6,964,480     6,935,605
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

                                                        June 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Non-controlling interest, beginning
          of period                                 $    68,576   $    51,780
           Reduction of book value for conversion
            to trust units                               (1,346)          (17)
           Current period net earnings attributable
            to non-controlling interest                  12,466        16,813
         ---------------------------------------------------------------------
         Non-controlling interest, end of period    $    79,696   $    68,576
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

     8.  UNIT COMPENSATION PLANS

         Unit Rights Incentive Plan

         The following table summarizes information about the Trust's Unit
         Rights Incentive Plan:

                                                                   Grant Date
                                                                     Weighted
                                                                      Average
                                                      Number of      Exercise
                                                    Unit Rights         Price
         ---------------------------------------------------------------------
         Balance as at December 31, 2007              1,148,616   $     14.55
           Exercised                                   (808,766)  $     12.93
         ---------------------------------------------------------------------
         Balance as at June 30, 2008                    339,850   $     18.40
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         A summary of the plan as at June 30, 2008 is as follows:

         Range of                          Number of Rights         Remaining
         Exercise Price          Adjusted       Outstanding  Contractual Life
         At Grant Date     Exercise Price   and Exercisable  of Rights (Years)
         ---------------------------------------------------------------------
         $15.01 - $19.56   $5.69 - $10.24           339,850              1.13
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         No compensation expense has been recorded for the three and six month periods ended June 30, 2008 (2007 - $0.4 million and $0.9 million, respectively) related to the Unit Rights Incentive Plan as all awards are fully vested.

         Trust Unit Award Incentive Plan

         The following table summarizes information about the Trust Unit Award
         Incentive Plan:

                                                             Number of Awards
         ---------------------------------------------------------------------
         Balance as at December 31, 2007                            1,102,495
           Granted                                                    494,790
           Vested                                                    (407,113)
           Cancelled                                                  (13,365)
         ---------------------------------------------------------------------
         Balance as at June 30, 2008                                1,176,807
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Compensation expense of $4.3 million and $8.6 million has been recorded for the three and six month periods ended June 30, 2008, respectively (2007 - $3.6 million and $7.8 million, respectively)
         related to the Trust Unit Award Incentive Plan.

         Phantom Award Incentive Plan

         Compensation expense for this cash settled plan of $0.5 million and
         $1.0 million has been recorded as general and administration expense for the three and six month periods ended June 30, 2008, respectively
         (2007 - $0.7 million and $0.9 million, respectively).

     9.  PER UNIT AMOUNTS

         Basic and diluted net earnings per unit have been determined based on the following:

                                   Three Months Ended        Six Months Ended
                                  June 30,    June 30,    June 30,    June 30,
                                     2008        2007        2008        2007
         ---------------------------------------------------------------------
         Net earnings          $  102,289  $   41,050  $  128,485  $   72,397
         Non-controlling
          interest -
          exchangeable shares      10,160       4,231      12,466       7,410
         ---------------------------------------------------------------------
         Net earnings for
          diluted net earnings
          per trust unit
          calculation          $  112,449  $   45,281  $  140,951  $   79,807
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Basic weighted
          average trust units
          outstanding          69,725,750  65,927,540  69,059,361  65,485,018
         ---------------------------------------------------------------------
         Dilutive impact of
          trust units issuable
          on conversion of
          exchangeable shares   6,965,800   6,745,885   6,966,874   6,746,257
         Dilutive impact of
          unit rights incentive
          and trust unit
          award plans           1,425,013   2,439,307   1,724,179   2,573,123
         ---------------------------------------------------------------------
         Diluted weighted
          average trust units
          outstanding          78,116,563  75,112,732  77,750,414  74,804,398
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding. Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit. All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

     10. DERIVATIVE INSTRUMENTS

         Risk Management Activities

         The nature of the Trust's operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust's banking syndicate.

         Risk Management: Oil    Funded Cost        bbls/d            US$/bbl
         ---------------------------------------------------------------------
         Collar - WTI
           Q3 2008               US$0.28/bbl           250    $70.00 - $90.00
           Q4 2008               US$0.50/bbl           250    $69.00 - $90.00
         Collar - BRENT
           Q3 2008               US$0.25/bbl           500    $66.40 - $82.00
           Q3 2008               US$0.25/bbl           500    $66.60 - $82.00
           Q3 2008               US$0.19/bbl           250    $65.00 - $90.00
           Q4 2008                         -           500    $68.20 - $81.00
           2009                  US$1.00/bbl           500  $100.50 - $200.00
         Call Spread - BRENT
           2009 - 2011           US$5.73/bbl           700    $65.00 - $85.00
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Risk Management:
         Natural Gas             Funded Cost          GJ/d              C$/GJ
         ---------------------------------------------------------------------
         Put - AECO
           July - October 2008      $0.35/GJ         2,500              $9.30
           July - October 2008      $0.32/GJ         2,500              $9.55
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         The following table reconciles the change in the Trust's fair value of derivative contracts:

                                                        June 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Fair value of contracts, beginning
          of period                                 $     2,102   $     6,280
         Opening unrealized loss (gain) on
          contracts settled during the period             4,598        (1,624)
         Realized (loss) on contracts settled
          during the period                              (8,148)       (2,835)
         Unrealized (loss) during the period on
          contracts outstanding at the end of
          the period                                     (8,852)       (2,554)
         Net payment to counterparties under
          contract settlements during the period          8,148         2,835
         ---------------------------------------------------------------------
         Fair value of contracts, end of period     $    (2,152)  $     2,102
         ---------------------------------------------------------------------
         Comprised of:
           Current derivative asset                 $         -   $        37
           Current derivative liability                 (14,886)       (7,450)
           Non-current derivative asset                  12,734         9,515
         ---------------------------------------------------------------------
         Fair value of contracts, end of period     $    (2,152)  $     2,102
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         The loss (gain) on derivative instruments for the periods is comprised of the following:

                                   Three Months Ended        Six Months Ended
                                  June 30,    June 30,    June 30,    June 30,
                                     2008        2007        2008        2007
         ---------------------------------------------------------------------
         Realized (gain) loss
          on contracts settled
          during the period    $    5,950  $      304  $    8,148  $     (511)
         Opening unrealized
          gain (loss) on
          contracts settled
          during the period        (2,245)        701      (4,598)      1,300
         Unrealized loss (gain)
          during the period
          on contracts
          outstanding at the
          end of the period         7,744      (1,763)      8,852        (484)
         ---------------------------------------------------------------------
         Loss on derivative
          instruments for
          the period           $   11,449  $     (758) $   12,402  $      305
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production. The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

     11. SEGMENTED INFORMATION

                                   Three Months Ended        Six Months Ended
                                  June 30,    June 30,    June 30,    June 30,
                                     2008        2007        2008        2007
         ---------------------------------------------------------------------
         Petroleum and natural
          gas revenue
           Canada              $   96,473  $   59,011  $  168,827  $  114,983
           France                 110,784      63,111     181,746     108,791
           Netherlands             29,063      15,412      56,326      36,747
           Australia              105,085      27,328     163,965      53,149
         ---------------------------------------------------------------------
                               $  341,405  $  164,862  $  570,864  $  313,670
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Net earnings
           Canada              $      533  $    7,781  $   33,430  $   10,396
           France                  51,225      23,204      41,821      36,649
           Netherlands              9,589       4,581      10,425      10,096
           Australia               40,942       5,484      42,809      15,256
         ---------------------------------------------------------------------
                               $  102,289  $   41,050  $  128,485  $   72,397
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Capital expenditures
           Canada              $    9,058  $   12,611  $   69,909  $   34,280
           France                  15,171      17,663      28,203      28,773
           Netherlands              3,418       3,359       9,691       4,381
           Australia                4,433     119,199       6,194     125,278
         ---------------------------------------------------------------------
                               $   32,080  $  152,832  $  113,997  $  192,712
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                                                        June 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Total assets
           Canada                                   $   728,236   $   662,904
           France                                       628,063       604,090
           Netherlands                                  138,242       150,533
           Australia                                    245,102       250,596
         ---------------------------------------------------------------------
                                                    $ 1,739,643   $ 1,668,123
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

     12. LONG-TERM INVESTMENTS

         The following table reconciles the Trust's total long-term investments as presented on the consolidated balance sheets:

                                                        June 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Portfolio investments, at fair value       $     8,274   $     5,032
         Investment in Verenex Energy Inc., equity
          method (fair value - $152.7 million,
          2007 - $158.8 million)                         58,601        58,096
         ---------------------------------------------------------------------
         Total long-term investments                $    66,875   $    63,128
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

     13. COMPONENTS OF CASH AND CASH EQUIVALENTS

         The components of cash and cash equivalents are as follows:

                                                        June 30,  December 31,
                                                           2008          2007
         ---------------------------------------------------------------------
         Monies on deposit with banks               $    60,089   $    44,588
         Guaranteed short-term investments                    -         3,280
         ---------------------------------------------------------------------
         Total cash and cash equivalents            $    60,089   $    47,868
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

     14. CAPITAL DISCLOSURES

         The Trust's objectives in managing capital are to safeguard the assets of the Trust, to ensure that sufficient economic resources are available to execute its business plans and to provide consistent and stable distributions for unitholders.

         In the management of capital, the Trust monitors net debt, a non-GAAP measure, which is defined as long-term debt as shown on the consolidated balance sheets plus working capital. Net debt is analyzed in relation to annualized fund flows from operations (a non-
         GAAP measure, defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred).

         The following table calculates the Trust's ratio of net debt to annualized fund flows from operations for the three and six month periods ended June 30, 2008 and for the three month period ended
         December 31, 2007:

                                     Three Months    Six Months  Three Months
                                            Ended         Ended         Ended
                                          June 30,      June 30,  December 31,
                                             2008          2008          2007
         ---------------------------------------------------------------------
         Long-term debt               $   286,672   $   286,672   $   452,490
         Current liabilities              245,628       245,628       150,620
         Current assets                  (247,266)     (247,266)     (186,252)
         ---------------------------------------------------------------------
         Net debt(1)                  $   285,034   $   285,034   $   416,858
         ---------------------------------------------------------------------
         Cash flows from operating
          activities                  $   184,174   $   348,901   $    51,737
         Changes in non-cash
          operating working capital         5,031       (41,449)       72,760
         Asset retirement costs
          incurred                          1,142         2,291         1,618
         ---------------------------------------------------------------------
         Fund flows from operations   $   190,347   $   309,743   $   126,115
         ---------------------------------------------------------------------
         Annualized fund flows from
          operations(2)               $   761,388   $   619,486   $   504,460
         ---------------------------------------------------------------------
         Ratio of net debt to
          annualized fund flows
          from operations ((1)
          (divided by) (2))                   0.4           0.5           0.8
         ---------------------------------------------------------------------

         For the periods presented here, the ratio of net debt to annualized fund flows from operations was between 0.4 and 0.8.

         In relation to its long-term debt, the Trust is subject to a debt to
         EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items). During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

     15. FINANCIAL INSTRUMENTS

         The following table summarizes information relating to Vermilion's financial instruments as at June 30, 2008 and December 31, 2007:

     Classification of Financial Instruments
     ---------------------------------------

     -------------------------------------------------------------------------
                                           Related
                                           Income
                                 Account-  or Expense
     Class of       Location on      ing   Account        Carrying Amount and
      Financial     Consolidated  Design-  on Statement   Fair Value of Asset
      Instruments   Balance Sheet  ation   of Earnings      (Liability) as at:
     -------------------------------------------------------------------------
                                                              June   December
                                                          30, 2008   31, 2007
     -------------------------------------------------------------------------
     Cash           Cash and cash  HFT-B   Gains and     $  60,089  $  47,868
                    equivalents            losses on
                                           foreign
                                           exchange are
                                           included
                                           in foreign
                                           exchange loss
                                           (gain)

     Receivables    Accounts       LAR     Gains and     $ 169,292  $ 119,645
                    receivable             losses on
                                           foreign
                                           exchange are
                                           included
                                           in foreign
                                           exchange loss
                                           (gain).
                                           Impairments are
                                           recognized as
                                           general and
                                           administration
                                           expense

     Derivative     Derivative     HFT-B   Loss (gain)   $  12,734  $   9,552
      assets        instruments            on derivative
                                           instruments

     Derivative     Derivative     HFT-B   Loss (gain)   $ (14,886) $  (7,450)
      liabilities   instruments            on derivative
                                           instruments

     Reclamation    Reclamation    HFT-A   Other income  $  57,346  $  57,928
      fund          fund                   or expense
      investments

     Portfolio      Long-term      HFT-A   Other income  $   8,274  $   5,032
      investments   investments(1)         or expense

     Payables       Accounts       OTH     Gains and     $(183,629) $(141,652)
                    payable and            losses on
                    accrued                foreign
                    liabilities.           exchange are
                    Distributions          included in
                    payable to             foreign
                    unitholders.           exchange loss
                                           (gain)

     Long-term      Long-term      OTH     Interest      $(286,672) $(452,490)
      debt          debt
     -------------------------------------------------------------------------
     (1) See note 12 for a reconciliation of the long-term investments account

         Accounting designations used in the above table:

         HFT-A - Designated by the Trust as "Held for trading" upon initial recognition. Financial assets and liabilities designated as "Held for trading" are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings.

         HFT-B - Classified as "Held for trading" in accordance with Section
         3855 of the CICA Handbook. As with HFT-A instruments these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

         LAR - "Loans and receivables" are initially recognized at fair value and subsequently are measured at amortized cost. Impairments and foreign exchange gains and losses are recognized in net earnings.

         OTH - "Other financial liabilities" are initially recognized at fair value and subsequently are measured at amortized cost. Interest is recognized in net earnings using the effective interest method.
         Foreign exchange gains and losses are recognized in net earnings.

         Determination of Fair Values
         ----------------------------

         Fair values for derivative assets and derivative liabilities are determined using option pricing models that are based on assumptions which are supported by prices from observable market transactions.
         Fair values for portfolio investments and reclamation fund investments are determined by reference to published price quotations in active markets. The carrying value of cash equivalents, receivables and payables approximate their fair value due to their short maturities. The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

         Nature and Extent of Risks Arising From Financial Instruments
         -------------------------------------------------------------

         Vermilion is exposed to the following types of risks in relation to its financial instruments:

         Credit risk:
         ------------
         Vermilion extends credit to customers and the Trust may, from time-to-time, be due amounts from counterparties in relation to derivative instruments. Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation. For transactions that are financially significant,
         Vermilion reviews third-party credit ratings and may require additional forms of security.

         Currency risk:
         --------------
         Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables, derivative assets and liabilities and reclamation fund investments.
         The effect of exchange rates on financial instruments of a current nature is somewhat mitigated as a result of the natural hedging effect of Vermilion's foreign currency working capital position.
         Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates. At present, the
         Trust does not have any derivative instruments in place with respect to currency risk.

         Commodity price risk:
         ---------------------
         Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows. Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

         Equity price risk:
         ------------------
         The Trust holds investments in equity securities in its reclamation fund. In addition, at June 30, 2008 the Trust held portfolio investments in equity securities with a fair value of $8.3 million.
         The fair value of these instruments is exposed to changes in the prices of the underlying equities.

         Interest rate risk:
         -------------------
         Vermilion's debt is primarily comprised of short-term bankers acceptances that bear interest at market rates. Accordingly,
         Vermilion's exposure to interest rate risk in relation to its long-
         term debt at the balance sheet date is not material. The fair value of the bonds and debt securities that Vermilion holds in its reclamation fund is subject to interest rate risk.

         Liquidity risk:
         ---------------
         Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. The
         Trust does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

         The nature of these risks and the Trust's strategy for managing these risks has not changed significantly from the prior period.

         Summarized Quantitative Data Associated with the Above Risks
         ------------------------------------------------------------

         Credit risk:
         ------------
         As at June 30, 2008 Vermilion's maximum exposure to credit risk was
         $182.0 million which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion's receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate.

         As at the balance sheet date the amount of financial assets that were past due or impaired was not material for disclosure.

         Liquidity risk:
         ---------------
         The following table summarizes Vermilion's financial liabilities and their contractual maturities:

                                       Later than    Later than    Later than
                                        one month  three months      one year
         Due in                 Not       and not       and not       and not
         (from balance   later than    later than    later than    later than
          sheet date)     one month  three months      one year    five years
         ---------------------------------------------------------------------
         Non-derivative
          financial
          liabilities   $   122,156   $    56,078   $     5,395   $   286,672
         Derivative
          financial
          liabilities   $     2,460   $     5,260   $     6,708   $       458
         ---------------------------------------------------------------------

         Minimal liquidity risk exists with regards to the Trust's financial liabilities given the Trust's financial position and committed borrowing facility.

         Market risk:
         ------------
         As previously noted, the Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities. The following table summarizes what the impact on net earnings before tax would be for the six month period ended
         June 30, 2008 given changes in the relevant risk variables that the
         Trust considers were reasonably possible at June 30, 2008. The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

                                                                    Effect on
                                                                 net earnings
                                                                   before tax
                             Description of change in                increase
         Risk                 risk variable                         (decrease)
         ---------------------------------------------------------------------
         Currency risk -     Increase in strength of the Canadian    $ (9,226)
          Euro to Canadian    dollar against the Euro by 10% over
                              the relevant closing rates on
                              June 30, 2008.

                             Decrease in strength of the Canadian    $  4,613
                              dollar against the Euro by 5% over
                              the relevant closing rates on
                              June 30, 2008.

         Currency risk -     Increase in strength of the Canadian    $ (5,328)
          US$ to Canadian     dollar against the US$ by 10% over
                              the relevant closing rates on
                              June 30, 2008.

                             Decrease in strength of the Canadian    $  2,664
                              dollar against the US$ by 5% over
                              the relevant closing rates on
                              June 30, 2008.

         Currency risk -     Increase in strength of the Canadian    $  1,416
          AUD$ to Canadian    dollar against the AUD$ by 10% over
                              the relevant closing rates on
                              June 30, 2008.

                             Decrease in strength of the Canadian    $   (708)
                              dollar against the AUD$ by 5% over
                              the relevant closing rates on
                              June 30, 2008.

         Commodity price     Increase in relevant oil reference      $ (1,043)
          risk                price at June 30, 2008 by
                              US$5.00/bbl within option pricing
                              models used to determine the fair
                              value of derivative positions.

                             Decrease in relevant oil reference      $  1,043
                              price at June 30, 2008 by
                              US$5.00/bbl within option pricing
                              models used to determine the fair
                              value of derivative positions.
         ---------------------------------------------------------------------

         Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the period ended June 30, 2008.

                                   ADDENDUM
                        Press Release - August 5, 2008
      VERENEX ANNOUNCES THIRD PARTY RESOURCE ASSESSMENT FOR AREA 47 IN LIBYA
     >>

     Verenex Energy Inc. ("Verenex" or the "Company") (TSX - VNX) is pleased to announce results of a third party assessment of oil and gas contingent and prospective resources in Area 47 in Libya.
     DeGolyer and MacNaughton ("DM") has completed an initial assessment of oil and gas resources in the Company's portfolio of discoveries and exploration prospects in Area 47 effective February 1, 2008. The assessment conforms to Canadian Securities National Instrument 51-101 Standards of
Disclosure for Oil and Gas Activities. Gross contingent (discovered) and prospective (undiscovered) oil and gas resources in Area 47 are expressed in the tables below as a range of estimates.
     In summary, the aggregate of DM's best estimate of gross contingent resources and risked mean estimate of gross prospective resources is approximately 1.6 billion barrels of oil equivalent.

     Area 47 Gross Contingent Resources

     The DM best estimate of Area 47 gross contingent oil resources discovered in the Lower and Middle Acacus Formations is approximately 340 million barrels. This estimate is based on results from seven exploration and appraisal wells (six discoveries at A1, B1, C1, D1, E1 and F1-47/02 and one appraisal well A2-47/02) drilled by Verenex in Block 2 in the southern part of
Area 47. The best estimate of gross contingent raw gas resources discovered in the Lower Acacus and Middle Acacus Formations is approximately 342 billion cubic feet. On an oil equivalent basis, the best estimate of gross contingent resources is approximately 396 million barrels.

     <<
     -------------------------------------------------------------------------
                                         Area 47 Gross Contingent Resources(1)
     -------------------------------------------------------------------------
                                                  Low        Best        High
                                           Estimate(2) Estimate(3) Estimate(4)
     -------------------------------------------------------------------------
     Oil - million barrels                       94.9       339.5       599.7
     -------------------------------------------------------------------------
     Raw Gas - billion cubic feet                68.9       341.5       605.7
     -------------------------------------------------------------------------
     Total - million barrels oil equivalent(5)  106.3       396.4       700.6
     -------------------------------------------------------------------------
     >>

     Area 47 Gross Prospective Resources

     The DM unrisked mean estimate of Area 47 gross prospective oil resources in the Lower Acacus Formation only is approximately 2.4 billion barrels associated with 34 exploration prospects and leads. The unrisked mean estimate of gross prospective raw gas resources in the Lower Acacus Formation is approximately 1.7 trillion cubic feet. On an oil equivalent basis, the mean unrisked estimate of gross prospective resources is 2.7 billion barrels.
     The corresponding geologic risk-adjusted mean estimates of gross prospective resources in the Lower Acacus Formation are 1.1 billion barrels of oil and 0.8 trillion cubic feet of raw gas, or 1.2 billion barrels of oil equivalent.

     <<
     -------------------------------------------------------------------------
                                 Area 47 Gross Prospective Resources(6)
     -------------------------------------------------------------------------
                                                                     Unrisked
                                                                     Geologic
                                                                         Risk-
                        -------------------------------------------  Adjusted
                              Low       Best       High       Mean       Mean
                         Estimate   Estimate   Estimate   Estimate   Estimate
                               (7)        (8)        (9)       (10)       (12)
     -------------------------------------------------------------------------
     Oil - million
      barrels               940.2    2,011.8    4,305.3    2,399.4    1,060.0
     -------------------------------------------------------------------------
     Raw Gas - billion
      cubic feet            828.6    1,517.8    2,780.6    1,696.9      761.1
     -------------------------------------------------------------------------
     Total - million
      barrels oil
      equivalent(11)      1,078.3    2,264.8    4,768.8    2,682.3    1,186.8
     -------------------------------------------------------------------------
     >>

     Commenting on the resource assessment, Jim McFarland, President and CEO of Verenex said: "The DM assessment confirms that Verenex has established a world class resource base in Area 47. We believe that the current discovered resources are sufficient to underpin an initial development phase of approximately 50,000 bopd (gross) and excellent potential exists to grow production above this floor. We remain tremendously excited about the future for Verenex given this resource outlook."
     This initial assessment reflects information available at the end of
January 2008 including drilling results from seven Verenex wells and exploration prospects and leads mapped utilizing extensive seismic coverage in
Area 47 including 3D and 2D seismic shot by Verenex in 2006. As previously announced on July 23, 2008, Verenex has since drilled and cased an additional six wells (13 wells in total) and shot additional 3D and 2D seismic in late
2007 and early 2008. These more recent results have not as yet been reflected in the resource assessment.
     The DM assessment excludes any resources associated with pre-existing oil discoveries at A1-NC3A and G1-NC02 located within or on the boundary of Block
2 in Area 47. The Libyan National Oil Corporation ("NOC") has advised that certain areas around these discoveries are unavailable to Verenex for exploration or exploitation under the current terms of the Area 47 Exploration and Production Sharing Agreement.
     This resource announcement coincides with the release on SEDAR at
www.sedar.com of a material change report which was previously filed on a confidential basis with securities regulators. The material change report dated August 5, 2008 includes the following additional information: the risks and level of uncertainty associated with the recovery of the resources, the significant positive and negative factors relevant to the estimates and, in respect of the contingent resources, the specific contingencies which prevent the classification of the resources as reserves.

     <<
     Notes to tables:

     (1)  Contingent resources, as evaluated by DM, are those quantities of petroleum estimated, as of February 1, 2008, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.
          There is no certainty that it will be commercially viable to produce any portion of the resources.
     (2)  The Low Estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the Low Estimate.
     (3)  The Best Estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the Best Estimate.
     (4)  The High Estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the High Estimate.
     (5)  Total Contingent Resources represents the aggregate of the resources disclosed under "Raw Gas" and "Oil", combined on the basis that
          6,000 cubic feet of raw gas is equivalent to one barrel of oil equivalent ("boe").
     (6)  Prospective resources, as evaluated by DM, are those quantities of petroleum that are estimated, as of February 1, 2008, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the prospective resources summarised in the DM reports will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources.
     (7)  The Low Estimate is P90.
     (8)  The Best Estimate is P50.
     (9)  The High Estimate is P10.
     (10) The Mean Estimate is the probability-weighted average, which typically has a probability in the P45 to P15 range, depending on the variance of prospective resources volume or associated value.
     (11) Total Prospective Resources represents the aggregate of the resources disclosed under "Raw Gas" and "Oil", combined on the basis that 6,000 cubic feet of raw gas is equivalent to one "boe".
     (12) The DM P(g)-adjusted Mean Estimate, or "geologic risk-adjusted mean estimate", is the probability-weighted average of the hydrocarbon quantities potentially recoverable if a prospect portfolio were drilled, or if a family of similar prospects were drilled. The P(g)-
          adjusted mean estimate is a "blended" quantity. It is a mean estimation of both volumetric uncertainty and geological risk
          (chance). This statistical measure considers and quantifies the geological success and geological failure outcomes. Consequently it represents the average or mean "geologic" outcome of a drilling and exploration program. The P(g)-adjusted mean estimate is calculated as: P(g)-adjusted mean estimate (equal sign) P(g) x mean estimate.
     >>

     Verenex is a Canada-based, international oil and gas exploration and production company with a world-class exploration portfolio in the Ghadames
Basin in Libya. Verenex is the operator and holds a 50% working interest in
Area 47 in Libya. Under the EPSA terms for Area 47, Verenex would receive an initial production allocation (free of all taxes and royalties) of 6.85% in any commercial development scheme. A more complete description of the Area 47 contract terms is included in the Company's various filings on www.sedar.com.

     This press release contains forward-looking statements, including but not limited to operational information, future exploration and development plans and anticipated future production. These statements are based on current expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to:
financing risks; geological risks; drilling risks; risks associated with obtaining regulatory approvals; oil and gas industry operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability to attract and retain key personnel; the risk of commodity price and foreign exchange rate fluctuations; the uncertainty associated with negotiating with governments; and the risk associated with international activity. Due to the risks, uncertainties and assumptions inherent in forward-
looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements.

     Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6,000 cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     For further information, please contact:

     Jim McFarland, President & CEO - Verenex Energy Inc.
     Telephone: (403) 536-8009 or
     Ken Hillier, Chief Financial Officer - Verenex Energy Inc.
     Telephone: (403) 536-8005
     www.verenexenergy.com

     <<
                                End Of Addendum
     >>

     %SEDAR: 00018945E          %CIK: 0001293135

     /For further information: Lorenzo Donadeo, President & CEO; Curtis W.
Hicks, C.A., Executive VP & CFO; Paul Beique, Director Investor Relations,
2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4, TEL (403) 698-8827,
FAX (403) 264-6306, TOLL FREE 1-866-895-8101,
investor_relations(at)vermilionenergy.com, www.vermilionenergy.com/
     (VET.UN.)

CO:  Vermilion Energy Trust

CNW 07:00e 08-AUG-08